Jodie M. Bourdet T: +1 415 693 2054 jbourdet@cooley.com	CONFIDENTIAL TREATMENT REQUESTED BY VERA THERAPEUTICS, INC. VIA EDGAR

May 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christie Wong

Vanessa Robertson

Dillon Hagius

Irene Paik

Re:	Vera Therapeutics, Inc.

Registration Statement on Form S-1

Filed on April 23, 2021

File No. 333-255492

Ladies and Gentlemen:

On behalf of Vera Therapeutics, Inc. (the “Company”), we are submitting this letter supplementally in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated April 14, 2021 (the “Comment Letter”) regarding the draft registration statement on Form S-1 that was originally confidentially submitted to the Commission on March 19, 2021 and, as subsequently revised pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-255492), filed with the Commission on April 23, 2021 (the “Registration Statement”). In this letter, we are responding only to comment number 6 in the Comment Letter regarding the proposed price range of the shares of the Company’s Class A common stock (the “common stock”) to be offered, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that the bracketed portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (415) 693-2054 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 4, 2021

Page Two

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range that will be between $[***] and $[***] per share of common stock (“Preliminary Price Range”) for its IPO. The Preliminary Price Range does not take into account an anticipated 1-for-[***] reverse stock split that the Company plans to effect prior to distribution of a preliminary prospectus (the “Reverse Stock Split”). For consistency with the Registration Statement, the share numbers, exercise prices and fair values per share have not been adjusted in this letter to reflect the Reverse Stock Split.

The Preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on [***], 2021 between senior management of the Company and representatives of the underwriters. Prior to [***], 2021, the Company and the underwriters had not had specific discussions regarding the Preliminary Price Range. In determining the Preliminary Price Range, the underwriters focused on a number of valuation methodologies to triangulate valuation, including a discounted cash flow analysis and relevant trading multiples.

The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments and other factors. A bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Staff Comments and Supplemental Company Responses:

Comments:

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting or equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Supplemental Company Response:

The Company has granted stock options during the period from April 1, 2020 through the date of this letter (the “Review Period”) as follows, with the share numbers and per share exercise prices and fair values not adjusted to reflect the Reverse Stock Split:

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock at Grant Date Used for Financial Accounting Purposes
April 1, 2020	500,000	$0.55	$0.55
April 16, 2020	80,000	$0.55	$0.55
December 16, 2020	20,593,662	$0.25	$0.29
February 3, 2021	71,000	$0.25	$0.33
February 23, 2021	2,674,509	$0.34	$0.34
March 1, 2021	445,000	$0.34	$0.34
April 14, 2021	2,428,680	$0.34	$1.18

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with

the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 4, 2021

Page Three

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes the significant assumptions used during the years ended December 31, 2020 and 2019. The Company will reevaluate each of these assumptions, and update them as appropriate, when granting new equity awards and in preparing its financial statements for each reporting period of 2021.

Historical Stock-Based Compensation Expense:

The Company’s stock-based compensation expense for the years ended December 31, 2019 and 2020 was approximately $0.3 million (2.2% of total operating expenses) and $0.3 million (0.6% of total operating expenses), respectively.

Stock Option Grants and Common Stock Valuations:

Upon each instance in which the Company granted options during the Review Period, the Board granted such options with an exercise price determined by the Board to equal the estimated fair value of the common stock underlying such options on the date of each grant.

To date, there has been no public market for the Company’s common stock. As such, at the time of each grant, the estimated fair market value of the Company’s common stock was determined by the Board, with input from management and the Company’s independent valuation experts, by giving consideration to the common stock price per share estimated in the then-most recent valuation report as well as a review of recent events and their potential impact on the estimated fair market value of the common stock and consideration of various other factors, including the following:

•	The Company’s stage of development, business strategy, and the material risks related to its business and industry;

•	The valuation of publicly traded companies in the biotechnology sector, as well as recently completed mergers and acquisitions of peer companies;

•	The lack of marketability of the Company’s common stock as a private company;

•	The Company’s results of operations and financial position, including its levels of available capital resources;

•

The prices of the Company’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of its convertible preferred stock relative to those of its common stock;

•	The likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an initial public offering or a sale of the company, given prevailing market conditions;

•	Trends and developments in the life sciences industry; and,

•	External market conditions affecting the life sciences industry.

The Company utilized methodologies, approaches and assumptions consistent with American Institute of Certified Public Accountants (“AICPA”) Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”). The Company believes that the determinations of the exercise prices and the related estimated fair values of the Company’s common stock during the Review Period were fair and reasonable at the times they were made.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 4, 2021

Page Four

The table below summarizes the fair market values, key assumptions and methods that were used in the valuation reports during the Review Period for the Company’s common stock.

Valuation Reports and Analysis	Valuation Date 23-Mar-20	Valuation Date 31-Oct-20	Valuation Date 11-Feb-21
Equity Value (in thousands):	$25,960	$120,300	$132,200
Increase from Prior Valuation	n/a	363%	10%
Preferred Stock (1)	$1.79	$0.59	$0.65
Undiscounted Common Stock	$0.85	$0.33	$0.40
Percentage of Preferred Stock	47%	56%	62%
DLOM (Weighted Average)	34.5%	24.6%	17.0%
Common Stock	$0.55	$0.25	$0.34
Allocation Model	Hybrid OPM	Hybrid OPM	Hybrid OPM
Principal Equity Approach	Income	Backsolve	Adjusted Backsolve
Model Assumptions:
	2.5% -IPO - 1.3 yrs	25% -IPO -0.9 yrs	35% -IPO0.3 yrs
Timing and Probability of Exit Scenarios	47.5% - Stay private - 2.5 yrs	75% - Stay private - 2 yrs	65% - Stay private - 1.8 yrs
	50% - No License - 3 yrs
Volatility from Peer Group	92.3%	101.2%	97.1%

(1) Based on the value of the most senior Preferred Stock nearest each valuation date

As depicted in the table above, the Company experienced an increase in its equity value from March 2020 to October 2020, and again from October 2020 to February 2021. The increases in the estimated values were primarily driven by the following business events:

•

From 2017 until February 2020, the Company’s primary program under development was for peptide nucleic acid chemistry technology, which the Company abandoned pursuing in July 2020. In connection with such abandonment, the Company reduced its employee headcount to three.

•

From February to October 2020, the Company was engaged in an ongoing search for other therapeutic programs to in-license, and in February 2020 executed a term sheet with Ares Trading S.A. (“Ares”), an affiliate of Merck KgaA, Darmstadt, Germany, for the in-licensing of the Company’s current atacicept programs, which term sheet provided that the definitive license was subject to, among other things, the Company raising a minimum amount of equity capital to fund the development of atacicept. The Company funded its operations during this period with proceeds from the sale of $5.6 million in convertible promissory notes.

•

On October 29, 2020, the Company issued 135.2 million shares of Series C convertible preferred stock at $0.5918 per share, raising $80.0 million in gross proceeds at a valuation lower than that of the last equity raise. At this time, the Company entered into an exclusive license agreement with Ares for an exclusive worldwide license to develop, manufacture and commercialize atacicept, a clinical-stage novel biologic that has shown improved clinical outcomes, measured by multiple endpoints designed to assess efficacy and acceptable safety profile in Phase 2 trials for the treatment of systemic lupus erythematosus and can be developed for additional therapeutic indications. In connection with the agreement, the Company issued 22.2 million shares of Series C convertible preferred stock to Ares as partial consideration for the license.

•

In connection with the Series C convertible preferred stock financing, the convertible notes were converted into 11.4 million shares of Series C preferred stock at 85% of the price per share paid by new investors in the Company’s Series C convertible preferred stock financing.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 4, 2021

Page Five

•

Immediately prior to the Company’s issuance of Series C convertible preferred stock for conversion on the convertible notes, proceeds of $80.0 million and partial consideration of the exclusive license agreement with Ares, the Company: (1) had ceased and was in process of disposing its terminated pre-clinical gene editing technology; (2) terminated all but 3 employees; (3) vacated its office facilities and was actively seeking the sublease of the facilities; and, (4) had approximately $1.0 million remaining of operating cash.

•

From October 29, 2020 to present, the Company commenced steps towards IPO readiness (further detailed in the Grant-by-Grant Analysis section below) which enabled it to decrease the discount for lack of marketability (“DLOM”) and increase the probability of the IPO scenario used in the October 2020 and February 2021 Valuation Reports.

While the Company’s equity value increased from March 2020 to completion of the Series C convertible preferred stock issuance in October 2020, the fair value of the Company’s common stock decreased over the same period as a result of dilution to common stockholders from the Series C convertible preferred stock financing. Although the overall value of the Company’s equity increased, the issuance of an aggregate of 168.8 million shares of Series C preferred stock with senior liquidation preferences resulted in lesser values allocated to every other class of equity, including the common stock.

Grant-by-Grant Analysis

April 2020 Grants

The Board determined the fair market value of the Company’s common stock to be $0.55 per share as of April 1 and April 16, 2020. The Board based its determination on several factors, including an independent third-party valuation report valuing the Company’s common stock at $0.55 per share as of March 23, 2020 (the “March 2020 Valuation Report”). The prior valuation report, completed in October 2019, had estimated the fair market value of the Company’s common stock to be $0.20 as of October 31, 2019.

The March 2020 Valuation Report identified several factors driving the increase in fair market value of the Company’s common stock from $0.20 to $0.55. A hybrid method based primarily on the application of the income approach was used to estimate the Company’s total equity value, and the fair value of the Company’s common stock was derived using a hybrid Option Pricing Method (“OPM”) approach, which computed the probability-weighted value across three scenarios, including an IPO scenario and two non-IPO scenarios, which were estimated using the OPM. The value in the OPM analysis was determined using the OPM allocation methodology based on the respective rights and preferences of the various classes of the Company’s equity.

Events between the prior valuation report and the March 2020 Valuation Report that drove the increase from $0.20 to $0.55 included the following:

• February 18, 2020, the Company signed a non-binding term sheet with Ares to in-license Atacicept and hired two key management personnel.

Due to the close proximity of the grants to the March 2020 valuation, the Company believed that it was appropriate to use the March 2020 valuation to determine the fair value of its common stock for the April 2020 grants for financial reporting purposes. The Company also considered that there were no significant events between the valuation date and the grant dates that would result in a significant difference in the fair value the Company’s common stock.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

May 4, 2021

Page Six

December 2020 Grants

The Board determined the fair market value of the Company’s common stock to be $0.25 per share as of December 16, 2020. The Board based its determination on several factors, including an independent third-party valuation report valuing the Company’s common stock at $0.25 per share as of October 31, 2020 (the “October 2020 Valuation Report”). As discussed above, although the total Equity Value increased from $26 million to $120 million from March 2020 to October 2020, the pre-money valuation was lower than the most recent previous equity raise and the fair value of the Company’s common stock decreased as a result of Series C financing due to the “down-round” valuation and share dilution resulting from the issuance of additional Series C convertible preferred shares (decreasing the value allocable to common stock).

The October 2020 Valuation Report identified several factors driving the increase in the total estimated value of the Company’s equity from $26 million to $120 million as well as the decrease in fair market value of the Company’s common stock from $0.55 to $0.25. A hybrid OPM Backsolve method was used to estimate the Company’s total implied equity value by benchmarking valuation levels to the transacted price of the most recent Series C preferred stock financing across the probability weighted present value of two scenarios, an IPO scenario and a non-IPO scenario, which was estimated using the OPM.

Events between the March 2020 Valuation Report and the October 2020 Valuation Report that drove the changes in the valuation included the following:

•

On October 29, 2020, the Company raised $80 million in Series C preferred stock financing, at a “down-round” valuation resulting in dilution to the value of common stock. At this time, the Company entered into the license agreement with Ares for an exclusive license of atacicept. The signing of the agreement eliminated the uncertainty associated with the “no-license” non-IPO scenario, contributing to a higher overall equity value.

•

In connection with the Series C preferred stock financing, convertible notes in the principal amount of $5.6 million converted into an additional 11.4 million shares of Series C preferred stock at a 15% discount to the cash price per share paid for the Series C preferred stock.

As the grant date fell in between two valuation dates, the Company determined that the fair market value of its common stock increased on a linear basis between valuations for financial reporting purposes. Following the acquisition of the atacicept license from Ares and the proceeds from the Series C preferred stock financing, the Company focused its efforts on completing the technical transfer related to the license, developing the licensed compound in preparation for the Phase 2 trial, building manufacturing capabilities and continuing its progress towards the IPO, including the selection of the underwriters and the official launch of the IPO process with the organizational meeting held on February 10, 2021. Accordingly, the value of the Company’s common stock is deemed to have increased gradually over the period as a result of the Company progressively executing on its business plan and progressing towards IPO readiness, rather than at any point of time during the period. Accordingly, the Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate.

February/March/April 2021 Grants

The Board determined the fair market value of the Company’s common stock to be $0.25 per share as of February 3, 2021 and $0.34 per share as of February 23, 2021, March 1, 2021 and April 14, 2021. The Board based its determination on several factors, including a third-party valuation report valuing the Company’s common stock at $0.34 per share as of February 11, 2020 (the “February 2021 Valuation Report”) for the February 23, 2021, March 1, 2021 and April 14, 2021 grants, and the October 2020 Valuation Report (discussed in the previous section) for the February 3, 2021 grant.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

May 4, 2021

Page Seven

The February 2021 Valuation Report identified several factors driving the increase in fair market value of the Company’s common stock from $0.25 to $0.34. A hybrid method based primarily on the consideration of the change in value relative to October 2020 was used to estimate the Company’s total equity value, and the fair value of the Company’s common stock was derived using a hybrid OPM approach which computed the probability-weighted value across two scenarios, including an IPO scenario and a non-IPO scenario, which was estimated using the OPM. The allocable value in the OPM analysis was determined to be in line with the October 2020 concluded allocable value (which was a hybrid OPM Backsolve method) that calculated the implied equity value of the Company using the OPM allocation methodology by reference to the price of Series C convertible preferred stock as the most recent round of financing.

Events between the October 2020 Valuation Report and the February 2021 Valuation Report that drove the increase from $0.25 to $0.34 included the following:

•	Following the Series C financing and the acquisition of the atacicept license from Ares, the Company began preparation for the Phase 2b clinical trials, expected to commence in late Q2 2021.

•

On January 19, 2021, the Company publicly announced the upcoming launch of Phase 2b clinical trials for Atacicept for treatment of conditions related to immunoglobulin A nephropathy (IgAN) and began investing in commercial-scale manufacturing capabilities.

•	The Company met with multiple underwriting firms and selected Jefferies as its lead underwriter and held an organizational meeting on February 10, 2021 to officially launch the IPO process.

•	The Company’s continued progress towards IPO resulted in the probability of an IPO scenario increasing from 25% to 35% and the DMOL decreasing from 25% to 17% compared to the most recent valuation.

As it relates to the February 3, 2021 grant, given the close proximity of the grant to the February 2021 valuation date and for the same reason discussed above for the December 2020 grants, the Company determined that the fair value of its common stock increased on a linear basis between valuations for financial reporting purposes.

As it relates to the February 23, 2021 and March 1, 2021 grants, due to the close proximity of the grants to the February 2021 valuation date, the Company believed that it was appropriate to use the February 2021 valuation to determine the fair value of its common stock for financial reporting purposes. The Company also considered that there were no significant events between the valuation date and the grant dates that would result in a significant difference in the fair value of the Company’s common stock.

As it relates to the April 14, 2021 grants, the Company determined that the fair value of its common stock increased on a linear basis between the February 2021 valuation and the pricing of the Company’s IPO at approximately $[***] per share (based on the mid-point of the Preliminary Price Range, as discussed above). As noted above, multiple factors contributed to the difference between the most recent valuation and the Company’s preliminary price range for its IPO. Following the initial organizational meeting on February 10, 2021, the Company:

•	Submitted its first confidential draft registration statement on March 19, 2021;

•	Held “testing-the-waters” meetings with investors the week of April 19, 2021;

•	Filed its initial public registration statement on Form S-1 on April 23, 2021; and

•	Established the preliminary price range and began preparations for the roadshow expected to take place the week of May 10, 2021.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

May 4, 2021

Page Eight

Based on the Company’s assessment, no single event was identified in the above analysis that would cause the change in the valuation, and rather, the combination of various factors and the cumulative effect of the events described above contributed to a gradual increase in value. Accordingly, the Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate.

Comparison of Most Recent Valuation and Preliminary Price Range:

As noted above, the Company has estimated a preliminary price range of approximately $[***] to $[***] per share for its IPO. As is typical in an IPO, the Preliminary Price Range was not derived using a formal determination of fair value, but rather was determined based on discussions between the Company and the underwriters. In setting the Preliminary Price Range, the following factors were considered:

•	The general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	The Company’s financial condition and prospects;

•	Estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	Recent performance of IPOs of companies in the biotechnology sector.

The Company believes that the difference between the estimated fair value of its common stock as of February 11, 2021 of $0.34 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the Company’s evaluation of the factors above, as well as the following considerations:

•

The preliminary price range is based only on a scenario in which the Company completes an IPO with no weighting assigned to any other scenario, in contrast to the February 11, 2021 valuation, which considered two potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than its IPO including the consideration of preferred stock liquidation preferences and discount for lack of marketability estimate;

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock;

•

Since February 11, 2021, the Company has made further progress in the execution of its business strategies, including continuous steps to prepare for the Atacicept Phase 2b trial and progress towards development of manufacturing capabilities, including the hiring of a Senior Vice President of Finance in March 2021 and Head of Manufacturing in April 2021;

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets;

•

The price that investors are willing to pay in this offering, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Company’s common stock, but the Company or the underwriters for the offering believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

May 4, 2021

Page Nine

Conclusion

In conclusion, the Company respectfully submits that the differences between the Preliminary Price Range and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Destruction of This Unredacted Letter Pursuant to Rule 418

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (415) 693-2054 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Jodie Bourdet

Jodie Bourdet

cc:	Marshall Fordyce, Vera Therapeutics, Inc.
Jonathan	Wolter, Vera Therapeutics, Inc.
Joseph	Young, Vera Therapeutics, Inc.

[***] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com